Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-285516

BLACKROCK UTILITIES, INFRASTRUCTURE & POWER OPPORTUNITIES TRUST

Supplement dated November 19, 2025

to the Prospectus and Statement of Additional Information (“SAI”),

each dated June 2, 2025

This supplement amends certain information in the Prospectus and SAI, each dated June 2, 2025, of Blackrock Utilities, Infrastructure & Power Opportunities Trust (the “Trust”). Unless otherwise indicated, all information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus and SAI, as applicable.

The following changes are made to the Trust’s Prospectus and SAI:

The Trust’s investment objective is revised as follows:

The Trust’s investment objectives are to provide total return and income through a combination of current income and long-term capital appreciation.

The Trust’s options writing strategy is removed.

Accordingly, (i) the last sentence of the section of the Prospectus entitled “Portfolio Contents and Techniques – Equity Securities,” (ii) the sections of the Prospectus entitled “Portfolio Contents and Techniques – Options – Call Options, – Put Options, – Options on Indices, and – Limitation on Options Writing Strategy,” (iii) the first sentence of the section of the Prospectus entitled “Portfolio Contents and Techniques – Strategic Transactions and Other Management Techniques,” and (iv) the first sentence of the section of the SAI entitled “Investment Policies and Techniques – Strategic Transactions and Other Management Techniques – Use of Options as Strategic Transactions” are deleted.

The section of the Prospectus entitled “Management of the Trust—Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Trust’s portfolio are as follows:

Alastair Bishop, Managing Director, is a member of the Natural Resources & Thematics team in the Fundamental Equities division of BlackRock’s Portfolio Management Group. Mr. Bishop currently sits on BlackRock’s Renewable Power Investment Committee and the EMEA Investment Stewardship Oversight Committee. He has also represented BlackRock on several external initiatives related to the Energy Transition including the City of London’s Green Finance Initiative (2016-17) and the UK Government’s Capital Markets Climate Initiative (2013-14). Mr. Bishop joined BlackRock in 2010 from Piper Jaffray where he was a Senior Research Analyst covering Clean Technology. Prior to joining Piper Jaffray in 2009, he covered the Renewable Energy and Industrial sectors for 8 years at the European Investment Bank, Dresdner Kleinwort. Mr. Bishop earned a BSc honors degree in Economics from the University of Nottingham in 2001.

Lindsay Sinclair, CFA, Vice President, is a member of the Natural Resources & Thematics team in the Fundamental Equities division of BlackRock’s Portfolio Management Group, responsible for working on the Sustainable Energy and Future of Transport Thematic Funds. Ms. Sinclair joined BlackRock in 2016 on the Graduate Analyst Programme. Ms. Sinclair earned a first class (BSc) degree in Economics and Finance from the University of Bristol and is a CFA charter holder.

The SAI provides additional information about other accounts managed by the portfolio management team, the compensation of each portfolio manager and the ownership of the Trust’s securities by each portfolio manager.

The section of the SAI entitled “Management of the Trust—Portfolio Management” is deleted in its entirety and replaced with the following:

Portfolio Management

Portfolio Manager Assets Under Management

The following table sets forth information about funds and accounts other than the Trust for which the portfolio managers are primarily responsible for the day-to-day portfolio management as of December 31, 2024:

	Number of Other Accounts Managed and Assets by Account Type			Number of Other Accounts and Assets for Which Advisory Fee is Performance-Based

Name of Portfolio Manager	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts

Alastair Bishop	6	14	2	0	1	0

	$2.90 Billion	$7.52 Billion	$160.0 Million	$0	$0.03 Million	$0

Lindsay Sinclair, CFA	0	0	0	0	0	0

	$0	$0	$0	$0	$0	$0

Portfolio Manager Compensation Overview

The discussion below describes the portfolio managers’ compensation as of December 31, 2024.

The Advisor’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary, a performance-based discretionary bonus, participation in various benefits programs and one or more of the incentive compensation programs established by the Advisor.

Base Compensation. Generally, portfolio managers receive base compensation based on their position with the firm.

Discretionary Incentive Compensation

Generally, discretionary incentive compensation for Fundamental Equities portfolio managers is based on a formulaic compensation program. The Advisor’s formulaic portfolio manager compensation program is based on team revenue and pre-tax investment performance relative to appropriate competitors or benchmarks over 1-, 3- and 5-year performance periods, as applicable. In most cases, these benchmarks are the same as the benchmark or benchmarks against which the performance of the funds or other accounts managed by the portfolio managers are measured. The Advisor’s Chief Investment Officers determine the benchmarks or rankings against which the performance of funds and other accounts managed by each portfolio management team is compared and the period of time over which performance is evaluated. With respect to these portfolio managers, such benchmarks for the Trust and other accounts are:

Portfolio Manager	Benchmark
Alastair Bishop	Bloomberg Commodity Index Total Return; FTSE Gold Mines Index (Gross Total Return); FTSE Gold Mining Index—expressed in JPY; FTSE Gold Mining Index—GBP Price; SOFR 3 Month Index; MSCI 10/40 DW Energy (Net); MSCI ACWI Metals & Mining 30% Buffer 10/40 (1994) GBP Net TR; MSCI ACWI Metals & Mining 30% Buffer 10/40 (1994) USD Net TR; MSCI World Energy Net Daily TR Index; NYSE Arca Gold Miners Index EUR Net Total Return; S&P Global Natural Resources Index; S&P Global Natural Resources Index—In GBP; S&P Global Natural Resources Net Return.

Lindsay Sinclair, CFA	MSCI World Select Energy, Utilities and Industrials Call Overwrite Index.

A smaller element of portfolio manager discretionary compensation may include consideration of: financial results, expense control, profit margins, strategic planning and implementation, quality of client service, market share, corporate reputation, capital allocation, compliance and risk control, leadership, technology and innovation. These factors are considered collectively by BlackRock management and the relevant Chief Investment Officers.

Distribution of Discretionary Incentive Compensation. Discretionary incentive compensation is distributed to portfolio managers in a combination of cash, deferred BlackRock, Inc. stock awards, and/or deferred cash awards that notionally track the return of certain BlackRock investment products.

Portfolio managers receive their annual discretionary incentive compensation in the form of cash. Portfolio managers whose total compensation is above a specified threshold also receive deferred BlackRock, Inc. stock awards annually as part of their discretionary incentive compensation. Paying a portion of discretionary incentive compensation in the form of deferred BlackRock, Inc. stock puts compensation earned by a portfolio manager for a given year “at risk” based on the Advisor’s ability to sustain and improve its performance over future periods. In some cases, additional deferred BlackRock, Inc. stock may be granted to certain key employees as part of a long-term incentive award to aid in retention, align interests with long-term shareholders and motivate performance. Deferred BlackRock, Inc. stock awards are generally granted in the form of BlackRock, Inc. restricted stock units that vest pursuant to the terms of the applicable plan and, once vested, settle in BlackRock, Inc. common stock. The portfolio managers of the Trust have deferred BlackRock, Inc. stock awards.

For certain portfolio managers, a portion of the discretionary incentive compensation is also distributed in the form of deferred cash awards that notionally track the returns of select BlackRock investment products they manage, which provides direct alignment of portfolio manager discretionary incentive compensation with investment product results. Deferred cash awards vest ratably over a number of years and, once vested, settle in the form of cash. Only portfolio managers who manage specified products and whose total compensation is above a specified threshold are eligible to participate in the deferred cash award program.

Other Compensation Benefits. In addition to base salary and discretionary incentive compensation, portfolio managers may be eligible to receive or participate in one or more of the following:

Incentive Savings Plans—BlackRock has created a variety of incentive savings plans in which BlackRock, employees are eligible to participate, including a 401(k) plan, the BlackRock Retirement Savings Plan (RSP), and the BlackRock Employee Stock Purchase Plan (ESPP). The employer contribution components of the RSP include a company match equal to 50% of the first 8% of eligible pay contributed to the plan capped at $5,000 per year, and a company retirement contribution equal to 3-5% of eligible compensation up to the Internal Revenue Service limit ($345,000 for 2024). The RSP offers a range of investment options, including registered investment companies and collective investment funds managed by the firm. BlackRock contributions follow the investment direction set by participants for their own contributions or, absent participant investment direction, are invested into a target date fund that corresponds to, or is closest to, the year in which the participant attains age 65. The ESPP allows for investment in BlackRock common stock at a 5% discount on the fair market value of the stock on the purchase date. Annual participation in the ESPP is limited to the purchase of 1,000 shares of common stock or a dollar value of $25,000 based on its fair market value on the purchase date.

United Kingdom-based portfolio managers are also eligible to participate in broad-based plans offered generally to the Advisor’s employees, including broad-based retirement, health and other employee benefit plans. For example, the Advisor has created a variety of incentive savings plans in which employees are eligible to participate, including the BlackRock Retirement Savings Plan (RSP) and the BlackRock Employee Stock Purchase Plan (ESPP). The employer contribution to the RSP is between 10% and 15% of eligible pay capped at £160,000 per annum. The RSP offers a range of investment options, including several collective investment funds managed by the firm. Advisor contributions follow the investment direction set by participants for their own contributions or, in the absence of an investment election being made, are invested into a target date fund that corresponds to, or is closest to, the year in which the participant attains age 65. The ESPP allows for investment in BlackRock common stock at a 5% discount on the fair market value of the stock on the purchase date. Annual participation in the ESPP is limited to the purchase of 1,000 shares of common stock or a US dollar value of $25,000 based on its fair market value on the purchase date. Mr. Bishop and Ms. Sinclair are eligible to participate in these plans.

Securities Ownership of Portfolio Managers

As of December 31, 2024, the end of the Trust’s most recently completed fiscal year end, the dollar range of securities beneficially owned by each portfolio manager in the Trust is shown below:

Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned
Alastair Bishop	$100,001 - $500,000
Lindsay Sinclair, CFA	$1 - $10,000

Potential Material Conflicts of Interest

The Advisor has built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Advisor has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Advisor furnishes investment management and advisory services to numerous clients in addition to the Trust, and the Advisor may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to the Advisor, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Trust. In addition, BlackRock, Inc., its affiliates and significant shareholders and any officer, director, shareholder or employee may or may not have an interest in the securities whose purchase and sale the Advisor recommends to the Trust. BlackRock, Inc. or any of its affiliates or significant shareholders, or any officer, director, shareholder, employee or any member of their families may take different actions than those recommended to the Trust by the Advisor with respect to the same securities. Moreover, the Advisor may refrain from rendering any advice or services concerning securities of companies of which any of BlackRock, Inc.’s (or its affiliates’ or significant shareholders’) officers, directors or employees are directors or officers, or companies as to which BlackRock, Inc. or any of its affiliates or significant shareholders or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. Certain portfolio managers also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for a fund. It should also be noted that Mr. Bishop may be managing hedge fund and/or long only accounts, or may be part of a team managing hedge fund and/or long only accounts, subject to incentive fees. Mr. Bishop may therefore be entitled to receive a portion of any incentive fees earned on such accounts.

As a fiduciary, the Advisor owes a duty of loyalty to its clients and must treat each client fairly. When the Advisor purchases or sells securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. The Advisor attempts to allocate investments in a fair and equitable manner among client accounts, with no account receiving preferential treatment. To this end, BlackRock, Inc. has adopted policies that are intended to ensure reasonable efficiency in client transactions and provide the Advisor with sufficient flexibility to allocate investments in a manner that is consistent with the particular investment discipline and client base, as appropriate.

Shareholders should retain this Supplement for future reference.

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